PRESS RELEASE
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[ATL Logo]                     Contact:  Pamela Dull, (425) 487-7427



      ATL SPIN-OFF OF SONOSIGHT - DISTRIBUTION APRIL 6
                 New Board Members Announced


Bothell, Washington, April 2, 1998--ATL Ultrasound (Nasdaq:ATLI) said today that the distribution date for SonoSight, Inc., the handheld business division that the Company is spinning off to ATL shareholders, will occur April 6, 1998. The registration statement for SonoSight stock is effective today, April 2, 1998. SonoSight will trade on the Nasdaq National Market under the ticker symbol SONO. ATL shareholders of record as of March 30, 1998 will receive one share of SonoSight for every three shares of ATL as a tax-free stock dividend.

"SonoSight is designing handheld ultrasound instruments that will allow doctors to see into the body during an initial physical examination, thereby increasing the diagnostic value of the exam," said Kevin M. Goodwin, SonoSight President and CEO. "These devices are being designed to be small enough and light enough to be used as an essential physician's tool, much like a stethoscope. We believe they will help clinicians improve patient outcomes and lower health care costs by bringing the immediacy and efficacy of ultrasound to the examining table, the bedside and the field."

SonoSight is designing the first handheld device for use in women's health care, particularly in gynecology. Other models will be developed for internal and emergency medical use. The first prototype is expected within the next few months, and commercial launch is anticipated in 1999.
SonoSight has submitted a 510(K) premarket notification for its first product. ATL will provide $30 million funding to the new Company in two tranches--$18 million at the time of the stock distribution and $12 million in January 1999.

Development of the SonoSight products will use ATL's ASIC
(proprietary microchip) technology to dramatically reduce the size and cost of ultrasound to a device weighing less than five pounds and selling for under $20,000. Ultrasound systems today are typically used on a diagnostic referral basis, weigh from 20 to 600 pounds and sell at prices up to $300,000. Through licensing agreements, ATL and SonoSight will continue to collaborate on technology innovations that will be of benefit to both companies.
New Board Members Announced

In addition to Kevin Goodwin, who will serve on the Board as President and CEO of SonoSight, the following Board members were announced:

Kirby Cramer will serve as Chairman of the Board for SonoSight. Cramer is Chairman Emeritus of Hazleton
Laboratories Corporation, a contract biological and chemical research laboratory, which was acquired by Corning
Incorporated in 1987.  He is President of Keystone Capital
Company, an investment company, and is a member of the ATL
Board of Directors as well as other corporate Boards.

Other SonoSight board members include: Edward V. Fritzky, Chairman and CEO of Immunex Corporation; Steven R. Goldstein, M.D., Professor of Obstetrics and Gynecology, New York University, and private practitioner; Jeffrey Pfeffer, Ph.D., Professor, Graduate School of Business, Stanford University; and Jacques Souquet, Ph.D., Chief Technology Officer, ATL.

ATL is a worldwide leader in diagnostic medical ultrasound. Headquartered near Seattle, Washington, ATL has annual revenues of $431 million and serves customers in more than 100 countries. ATL has the world's largest installed base of all-digital ultrasound systems. Press releases and other corporate information are available on ATL's web site at http://www.atl.com.

Forward Looking Information and the Private Litigation Reform Act of 1995 Certain statements in this news release relative to new products and future financial results are forward looking and should be read in conjunction with the Company's SEC filings and news releases. Forward looking statements involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward looking statements. The Company's quarterly and annual operating results are affected by a wide variety of factors such as market conditions, competitive product or pricing developments or delays in product development programs or product shipments that could adversely affect revenues and profitability.

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